Exhibit-99

For Immediate Release

FORDING FILES SUPPLEMENT TO INFORMATION CIRCULAR
FOR ENHANCED PLAN OF ARRANGEMENT

Board Unanimously Recommends Approval

CALGARY — December 9, 2002 — Fording Inc. (TSX/NYSE: FDG) announced today that it has filed with securities regulators a Supplement to its information circular relating to the meeting of Fording securityholders to be held on December 20, 2002 in Calgary. The Supplement is being mailed to securityholders and is available on regulatory websites and the Company website, www.fording.ca.

The Supplement describes the enhancements to Fording’s proposed conversion into an income trust, as set out in Fording’s Information Circular dated November 20, 2002, resulting from Fording’s December 4 announcement of its agreement with Teck Cominco Limited and Westshore Terminals Income Fund. The conversion into an income trust contemplated by that agreement (the “Enhanced Agreement”) will result in shareholders being able to elect $34.00 in cash, one Unit or a combination of cash and units for each common share held.

The Supplement contains, among other things, a copy of the Combination Agreement entered into between Fording, Teck Cominco and Westshore and describes the Fording Board of Directors’ determined efforts to deliver to shareholders a value-enhancing transaction.

The Board of Directors unanimously recommends approval of the Enhanced Plan of Arrangement for several reasons, including:

•	The Enhanced Arrangement represents a substantial increase in value from the original plan and significantly more than the $29.00 in cash offered by Sherritt Coal Acquisition Inc.

•	The total cash available to shareholders increases from $150 million, or $3.00 per share, to $795 million, or $34.00 per share cash for shareholders who elect to receive cash, subject to pro-ration;

•	It creates a larger, stronger Fording Income Trust by adding the Teck Cominco coal assets, which are expected to result in increased production, significant synergies, and stronger and more sustained cash flows generating higher distributable cash per Unit;

•	The first quarter distribution is expected to be $1.05 per Unit compared with $0.90 per Unit under the previous arrangement, a 17% increase, without accounting for the substantial synergies that the Board believes this combination provides;

•	The Enhanced Arrangement is fair to shareholders, superior to the stand-alone conversion, and superior to the Sherritt offer, from a financial point of view based on advice from RBC Capital Markets.

“The Board recommended shareholders vote in favour of the original Plan of Arrangement because, among other reasons, it did not preclude our searching for other value-enhancing transactions for shareholders. The agreement with Teck Cominco and Westshore is just such a transaction,” said Jim Gardiner, President and Chief Executive Officer. “The agreement provides the Fording Income Trust with more assets, more cash, more production, and the potential for larger and more sustainable cash flows. We urge shareholders to review the Supplement which will enable them to make an informed decision at the December 20 meeting in Calgary.”

Fording is committed to keeping shareholders fully informed about the proposed conversion and any other developments leading up to the Special Meeting. Shareholders with questions about the process and voting procedures are encouraged to contact Fording’s Information Agent, Georgeson Shareholder, toll-free, at 1-866-254-7864 (English) or 1-866-258-7293 (French) or to speak with their own financial, tax or other professional advisor. Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in Fording’s public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For further information, contact:

Fording Inc. Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222